CONFORMED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

The Republic of Argentina	0000914021
Exact name of registrant as specified in charter	Registrant CIK number
Form 18-K (annual report for fiscal year ended December 31, 2006)	
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C., on the 20th of February, 2008.

By: /s/ Hernán Lorenzino
Financial Representative of Argentina in the United States

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF ARGENTINA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2006

EXHIBIT INDEX

Item	Description	Page
Exhibit A:	None.	
Exhibit B:	None.	
Exhibit C:	National Administration General Budget Law for 2007 of the Registrant.	
Exhibit D:	Current Republic of Argentina Description.*	
Exhibit E:	Debt Tables as of December 31, 2006.*	

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

BOLETIN OFICIAL

DE LA REPUBLICA ARGENTINA

Buenos Aires,
miércoles 10
de enero de 2007

Año CXV
Número 31.070

Precio $ 0,70

Primera Sección
Legislación y Avisos Oficiales

Sumario

Continúa en página 2

LEYES

PRESUPUESTO GENERAL DE LA ADMINISTRACION NACIONAL

Ley 26.198

Apruébase el Presupuesto de Gastos y Recursos de la Administración Nacional para el ejercicio 2007 Disposiciones Generales. Normas sobre Gastos. Normas sobre Recursos. Cupos Fiscales. Cancelación de Deudas de Origen Previsional. Jubilaciones y Pensiones. Operaciones de Crédito Público.

Sancionada: Diciembre 13 de 2006.
Promulgada Parcialmente Enero 8 de 2007

El Senado y Cámara de Diputados
de la Nación Argentina reunidos en Congreso, etc.
sancionan con fuerza de
Ley

TITULO I
DISPOSICIONES GENERALES

CAPITULO I
DEL PRESUPUESTO DE GASTOS Y RECURSOS DE LA ADMINISTRACION NACIONAL

ARTICULO 1° — Fíjanse en la suma de CIENTO VEINTIUN MIL TRESCIENTOS TRES MILLONES SESENTA Y NUEVE MIL CUATROCIENTOS CINCUENTA Y NUEVE PESOS ($ 121.303.069.459) los gastos corrientes y de capital del Presupuesto de la Administración Nacional para el ejercicio de 2007, con destino a las finalidades que se indican a continuación, y analíticamente en las planillas Nos. 1, 2, 3, 4, 5, 6 y 7 anexas al presente artículo.

FINALIDAD	GASTOS CORRIENTES	GASTOS DE CAPITAL	TOTAL
Administración Gubernamental	7 109.885.750	390.608.211	*7.500.493.961*
Servicios de Defensa y Seguridad	7.536.373.900	259.588.146	7 795.962.046
Servicios Sociales	71 127.367.925	6.638.584.590	77 765.952.515
Servicios Económicos	6.398.846.565	7 708.066.372	14.106.912.937
Deuda Pública	*14.133.748.000*	-	14.133.748.000
TOTAL	106.306.222.140	14.996.847.319	121.303.069.459

ARTICULO 2° — Estímase en la suma de CIENTO VEINTIOCHO MIL CUATROCIENTOS SETENTA Y TRES MILLONES QUINIENTOS SESENTA Y NUEVE MIL SETECIENTOS CUARENTA PESOS ($ 128.473.569.740) el cálculo de Recursos Corrientes y de Capital de la Administración Nacional de acuerdo con el resumen que se indica a continuación y el detalle que figura en la planilla N-° 8 anexa al presente artículo.

PRESIDENCIA DE LA NACION

SECRETARIA LEGAL Y TECNICA
DR. CARLOS ALBERTO ZANNINI
Secretario

DIRECCION NACIONAL DEL REGISTRO OFICIAL
JORGE EDUARDO FEIJOÓ
Director Nacional

www.boletinoficial.gov.ar

e-mail: dnro@boletinoficial.gov.ar

Registro Nacional de la Propiedad Intelectual
N° 538.103

DOMICILIO LEGAL
Suipacha 767-C1008AAO
Ciudad Autónoma de Buenos Aires
Tel. y Fax 4322-4055 y líneas rotativas

- Recursos Corrientes	127.375.722.584
- Recursos de Capital	1.097.847 156
- TOTAL	128.473.569.740

ARTICULO 3º — Fíjanse en la suma de VEINTIUN MIL TRESCIENTOS CINCUENTA Y OCHO MILLONES DOSCIENTOS CINCUENTA Y SEIS MIL CUARENTA Y DOS PESOS ($ 21.358.256.042) los importes correspondientes a los Gastos Figurativos para transacciones corrientes y de capital de la Administración Nacional, quedando en consecuencia establecido el financiamiento por Contribuciones Figurativas de la Administración Nacional en la misma suma, según el detalle que figura en las planillas Nos. 9 y 10 anexas al presente artículo.

ARTICULO 4º — Como consecuencia de lo establecido en los artículos 1º, 2º y 3º, el Resultado Financiero superavitario queda estimado en la suma de SIETE MIL CIENTO SETENTA MILLONES QUINIENTOS MIL DOSCIENTOS OCHENTA Y UN PESOS ($ 7 170.500.281) Asimismo se indican a continuación las Fuentes de Financiamiento y las Aplicaciones Financieras que se detallan en las planillas Nos. 11, 12 y 13 anexas al presente artículo:

Fuentes de Financiamiento	65.940.057 138
- Disminución de la Inversión Financiera	4.854.649.020
- Endeudamiento Público e Incremento de otros pasivos	61.085.408 118
Aplicaciones Financieras	73.110.557.417
- Inversión Financiera	16.201.825.417
- Amortización de Deuda y Disminución de otros pasivos	56.908.732.000

Fíjase en la suma de DOS MIL DOSCIENTOS SESENTA Y SIETE MILLONES CUATROCIENTOS VEINTISEIS MIL PESOS ($ 2.267.426.000) el importe correspondiente a Gastos Figurativos para Aplicaciones Financieras de la Administración Nacional, quedando en consecuencia establecido el Financiamiento por Contribuciones Figurativas para Aplicaciones Financieras de la Administración Nacional en la misma suma.

ARTICULO 5º — El JEFE DE GABINETE DE MINISTROS, a través de decisión administrativa, distribuirá los créditos de la presente ley a nivel de las partidas limitativas que se establezcan en la citada decisión y en las aperturas programáticas o categorías equivalentes que estime pertinentes.

Asimismo en dicho acto el JEFE DE GABINETE DE MINISTROS podrá determinar las facultades para disponer reestructuraciones presupuestarias en el marco de las competencias asignadas por la Ley de Ministerios.

ARTICULO 6º — No se podrán aprobar incrementos en los cargos y horas de cátedra que excedan los totales determinados en las planillas anexas al presente artículo para cada Jurisdicción, organismo Descentralizado e Institución de la Seguridad Social. Exceptúase de dicha limitación a las transferencias de cargos entre Jurisdicciones y/u organismos Descentralizados y a los cargos correspondientes a las Autoridades Superiores del PODER EJECUTIVO NACIONAL. Quedan también exceptuados los cargos correspondientes a las funciones ejecutivas previstas en el Decreto Nº 993 del 27 de mayo de 1991 (t.o. 1995), las ampliaciones y reestructuraciones de cargos originadas en el cumplimiento de sentencias judiciales firmes y en reclamos administrativos dictaminados favorablemente, los correspondientes a la SECRETARIA DE SEGURIDAD INTERIOR del MINISTERIO DEL INTERIOR, en virtud de las disposiciones emanadas de la Ley Nº 26.102 de SEGURIDAD AEROPORTUARIA, los regímenes que determinen incorporaciones de agentes que completen cursos de capacitación específicos correspondientes a las Fuerzas Armadas, de Seguridad, del Servicio Exterior de la Nación, del Cuerpo de Guardaparques Nacionales, de la Carrera del Investigador Científico-Tecnológico y de la COMISION NACIONAL DE ENERGIA ATOMICA.

Las excepciones previstas en el presente artículo serán aprobadas por decisión del JEFE DE GABINETE DE MINISTROS.

ARTICULO 7º — Salvo decisión fundada del JEFE DE GABINETE DE MINISTROS, las Jurisdicciones y Entidades de la Administración Nacional no podrán cubrir los cargos vacantes financiados existentes a la fecha de sanción de la presente ley, ni los que se produzcan con posterioridad. Las Decisiones Administrativas que se dicten en tal sentido tendrán vigencia durante el presente ejercicio fiscal y siguiente para los casos en que las vacantes descongeladas no hayan podido ser cubiertas.

Quedan exceptuados de lo previsto precedentemente los cargos correspondientes a las Autoridades Superiores de la Administración Pública Nacional, el Personal Científico y Técnico de los organismos indicados en el inciso a) del artículo 14 de la Ley N° 25.467, los correspondientes a los funcionarios del Cuerpo Permanente Activo del Servicio Exterior de la Nación, los cargos correspondientes a la SECRETARIA DE SEGURIDAD INTERIOR en atención a las disposiciones de la Ley N° 26.102 de Seguridad Aeroportuaria, en el marco de los procesos de reestructuración que se están llevando a cabo en dichos organismos, así como los del personal de las Fuerzas Armadas y de Seguridad, incluido el Servicio Penitenciario Federal, por reemplazos de agentes pasados a situación de retiro y jubilación o dados de baja durante el presente ejercicio.

CAPITULO II

DE LA DELEGACION DE FACULTADES

ARTICULO 8° — Autorízase al JEFE DE GABINETE DE MINISTROS a introducir ampliaciones en los créditos presupuestarios aprobados por la presente ley y a establecer su distribución en la medida en que las mismas sean financiadas con incremento de fuentes de financiamiento originadas en préstamos de organismos financieros internacionales de los que la Nación forme parte y provenientes de acuerdos bilaterales país-país y los provenientes de la autorización conferida por el artículo 52 de la presente ley, con la condición de que su monto se compense con la disminución de otros créditos presupuestarios financiados con Fuente de Financiamiento 22 - Crédito Externo.

ARTICULO 9° — El JEFE DE GABINETE DE MINISTROS podrá disponer ampliaciones en los créditos presupuestarios de la Administración Central, de los Organismos Descentralizados e Instituciones de la Seguridad Social, y su correspondiente distribución, financiados con incremento de los recursos con afectación específica, recursos propios, transferencias de Entes del Sector Público Nacional, donaciones y los remanentes de ejercicios anteriores provenientes de estas últimas. Las medidas que se dicten en uso de esta facultad deberán destinar el TREINTA Y CINCO POR CIENTO (35%) al TESORO NACIONAL. Exceptúase de dicha contribución a los recursos con afectación específica destinados a las provincias, y a los originados en transferencias de Entes del Sector Público Nacional, donaciones, venta de bienes y/o servicios y contribuciones, de acuerdo con la definición que para éstas contiene el Clasificador de los Recursos por rubros del Manual de Clasificaciones Presupuestarias.

ARTICULO 10. — Facúltase al JEFE DE GABINETE DE MINISTROS a instrumentar los actos administrativos para dar cumplimiento a lo dispuesto en el último párrafo del artículo 3° del Anexo al artículo 1° del Decreto N° 1 731 de fecha 7 de diciembre de 2004.

ARTICULO 11 — Las facultades otorgadas por la presente ley al JEFE DE GABINETE DE MINISTROS podrán ser asumidas por el PODER EJECUTIVO NACIONAL, en su carácter de responsable político de la administración general del país y en función de lo dispuesto por el inciso 10 del artículo 99 de la CONSTITUCION NACIONAL.

CAPITULO III

DE LAS NORMAS SOBRE GASTOS

ARTICULO 12. — Autorízase, de conformidad con lo dispuesto en el artículo 15 de la Ley N° 24.156, la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el ejercicio financiero del año 2007 de acuerdo con el detalle obrante en las planillas anexas al presente artículo.

Facúltase al JEFE DE GABINETE DE MINISTROS a efectuar las compensaciones necesarias, dentro de la Jurisdicción 56 - Ministerio de Planificación Federal, Inversión Pública y Servicios, incluido cambio de finalidades, Fuentes de Financiamiento y Objeto del Gasto, al solo efecto de atender la financiación de la ejecución de las obras detalladas hasta el subtotal UNO (1) de la Planilla Anexa al presente artículo de la citada Jurisdicción.

Para atender el financiamiento de la ejecución de las obras detalladas a continuación del mencionado subtotal UNO (1) y hasta el subtotal DOS (2) de la Planilla Anexa al presente artículo, facúltase al JEFE DE GABINETE DE MINISTROS a reasignar créditos por compensación de la Jurisdicción 56Ministerio de Planificación Federal, Inversión Pública y Servicios.

ARTICULO 13. — Fíjase como crédito para financiar los gastos de funcionamiento, inversión y programas especiales de las Universidades Nacionales la suma de CUATRO MIL TRESCIENTOS CUARENTA Y OCHO MILLONES CIENTO SEIS MIL TRESCIENTOS CUARENTA Y UN PESOS ($ 4.348.106.341), de acuerdo con el detalle de la planilla anexa al presente artículo.

Déjase establecido que dentro del monto citado anteriormente, la suma de CIENTO VEINTICUATRO MILLONES SETECIENTOS NOVENTA Y CUATRO MIL PESOS ($ 124.794.000) proviene de rebajas efectuadas en los créditos asignados a la Jurisdicción 91 - Obligaciones a Cargo del Tesoro.

Las Universidades Nacionales deberán presentar en tiempo y forma la información que requiera el MINISTERIO DE EDUCACION, CIENCIA Y TECNOLOGIA, a través de la SECRETARIA DE POLITICAS UNIVERSITARIAS, necesaria para asignar, ejecutar y evaluar los recursos que se le transfieran por todo concepto. El citado Ministerio podrá disponer la no transferencia de partidas presupuestarias en caso de incumplimiento en el envío de dicha información.

El MINISTERIO DE EDUCACION, CIENCIA Y TECNOLOGIA garantizará el adecuado funcionamiento de las unidades académicas de Pergamino y Junín, afectando, como mínimo, los recursos necesarios para el mantenimiento de las actuales condiciones de funcionamiento.

ARTICULO 14. — Apruébanse para el presente ejercicio, de acuerdo con el detalle obrante en la planilla anexa al presente artículo, los flujos financieros y el uso de los fondos fiduciarios integrados total o mayoritariamente por bienes y/o fondos del ESTADO NACIONAL, en cumplimiento a lo establecido por el artículo 2°, inciso a) de la Ley N° 25.152. El JEFE DE GABINETE DE MINISTROS deberá presentar informes trimestrales a ambas Cámaras del HONORABLE CONGRESO DE LA NACION sobre el flujo y uso de los fondos fiduciarios, detallando en su caso las transferencias realizadas y las obras ejecutadas y/o programadas.

ARTICULO 15. — Los créditos vigentes del inciso 1 - Gastos en Personal de las Jurisdicciones y Entidades de la Administración Nacional deberán atender en su totalidad los crecimientos de cualquier naturaleza que se produzcan por aplicación de las normas escalafonarias vigentes.

ARTICULO 16. — En el caso de incrementos salariales generados en acuerdos colectivos en el marco de las Leyes Nros. 24.185 o 14.250 (t.o. Decreto N° 1135/04), y en la medida que se hayan observado todos los requisitos y procedimientos que surgen de ambas normas como asimismo de la Ley N° 18.753, se tendrán por cumplidas las disposiciones del artículo 62 de la Ley N° 11.672 - COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005) con la suscripción del Acta Acuerdo que disponga la vigencia del incremento a partir del primer día del mes siguiente al de su celebración. En ningún caso podrá fijarse una fecha de vigencia y/o aplicación retroactiva al momento de la efectiva instrumentación del correspondiente acuerdo paritario.

ARTICULO 17. — Sustitúyese en el primer párrafo del artículo 65 de la Ley N° 11.672 - COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005) la palabra "previa" por la de "mediante".

ARTICULO 18. — Establécese que la asignación presupuestaria prevista en la Jurisdicción 30 - Ministerio del Interior destinada al Fondo Partidario Permanente y el Aporte Extraordinario para Campañas Electorales incluye la suma de SEIS MILLONES CIENTO VEINTISIETE MIL NOVECIENTOS CUARENTA Y SIETE PESOS ($ 6.127.947) en concepto de saldos de créditos no devengados correspondientes a los ejercicios 2003, 2004 y 2005.

ARTICULO 19. — Aquellas jurisdicciones partícipes del Régimen Federal de Responsabilidad Fiscal creado por la Ley N° 25.917 que tuvieran pendientes adecuaciones necesarias para la inclusión de la totalidad de los organismos o fondos existentes que no consoliden en el Presupuesto General, de acuerdo con lo dispuesto en el artículo 3° de la citada ley, deberán presentar ante el CONSEJO FEDERAL DE RESPONSABILIDAD FISCAL, durante el ejercicio 2007, un cronograma de actividades que contemple la finalización de dicho proceso de inclusión.

ARTICULO 20. — A los efectos de la evaluación del cumplimiento del artículo 10 de la Ley N° 25.917, serán excluidos los gastos financiados con aportes no automáticos realizados por el GOBIERNO NACIONAL a las Jurisdicciones Provinciales y a la CIUDAD AUTONOMA DE BUENOS AIRES, que tengan asignación a erogaciones específicas.

ARTICULO 21. — Facúltase al MINISTERIO DE ECONOMIA Y PRODUCCION a establecer las condiciones para cancelar los pasivos emergentes a favor de las Provincias y la CIUDAD AUTONOMA DE BUENOS AIRES como partícipes del Régimen de Coparticipación Federal de Impuestos - Acuerdo Nación Provincias sobre Relación Financiera y Bases de un Régimen de Coparticipación Federal de Impuestos del 27 de febrero de 2002 ratificado por la Ley N° 25.570, originados en la cancelación de obligaciones tributarias nacionales con títulos de la deuda pública, conforme lo establece el artículo 2° primer párrafo del Decreto N° 2737 de fecha 31 de diciembre de 2002 correspondientes a los ejercicios 2004, 2005 y 2006. En el ejercicio de la mencionada facultad, deberá aplicar hasta su concurrencia las deudas que al 31 de diciembre de 2006, tuvieren las Provincias y la CIUDAD AUTONOMA DE BUENOS AIRES que fueran asumidas a través de los Convenios suscriptos en el marco de los Decretos Nros. 297 de fecha 17/02/2003, 1274 de fecha 16/12/2003, artículo 31 de la Ley N° 25.827, artículo 16 de la Ley N° 25.967 y artículo 26 primer párrafo de la Ley N° 25.917.

ARTICULO 22. — Facúltase al MINISTERIO DE ECONOMIA Y PRODUCCION a modificar las condiciones de reembolso de las deudas con el ESTADO NACIONAL que al 31 de diciembre de 2006 mantienen las Provincias y la CIUDAD AUTONOMA DE BUENOS AIRES asumidas a través de los Convenios suscriptos en el marco de los Decretos Nros. 297/2003, 1274/2003, artículo 31 de la Ley N° 25.827 y artículo 26, primer párrafo de la Ley N° 25.917 y aquellas provenientes de la aplicación del Decreto N° 743 de fecha 28 de marzo de 2003 y la Ley N° 25.736. La facultad otorgada se implementará en el marco de la aplicación del artículo 26 de la Ley N° 25.917, primer párrafo, debiendo considerarse a tales efectos la situación financiera de la Jurisdicción de que se trate.

ARTICULO 23. — Sustitúyese el inciso j) del artículo 74, de la Ley N° 24.156 por el siguiente texto: "inciso j) emitir opinión previa sobre las inversiones temporarias de fondos que realicen las Entidades del Sector Público Nacional definidas en el artículo 8° de la presente ley, en Instituciones

Financieras del país o del exterior, en los términos que establezcan conjuntamente la SECRETARIA DE HACIENDA y la SECRETARIA DE FINANZAS del MINISTERIO DE ECONOMIA Y PRODUCCION."

ARTICULO 24. — La ADMINISTRACION FEDERAL DE INGRESOS PUBLICOS deberá atender con imputación a su presupuesto el gasto que demande el pago de las comisiones y gastos bancarios de las cuentas recaudadoras abiertas a su nombre, a partir del año 2007 inclusive.

CAPITULO IV

DE LAS NORMAS SOBRE RECURSOS

ARTICULO 25. — Dispónese el ingreso como contribución al TESORO NACIONAL de la suma de SETECIENTOS CUARENTA Y NUEVE MILLONES CINCUENTA Y OCHO MIL SEISCIENTOS SETENTA Y DOS PESOS ($ 749.058.672), de acuerdo con la distribución indicada en la planilla anexa al *presente artículo*.

El JEFE DE GABINETE DE MINISTROS establecerá el cronograma de pagos y adecuará la planilla en función de lo dispuesto en el párrafo precedente

ARTICULO 26. — Fíjase en la suma de SEIS MILLONES NOVECIENTOS SETENTA MIL PESOS ($ 6.970.000) el monto de la tasa regulatoria según lo establecido en el párrafo primero del artículo 26 de la Ley N° 24.804 - Ley Nacional de la Actividad Nuclear.

ARTICULO 27 — Limítase para el Ejercicio Fiscal 2007 al UNO COMA NOVENTA POR CIENTO (1,90%) la alícuota establecida por el inciso a) del artículo 1° del Decreto N° 1399 del 4 de noviembre de 2001

ARTICULO 28. — Suspéndese para el Ejercicio de 2007 la integración correspondiente del FONDO ANTICICLICO FISCAL creado por el artículo 9° de la Ley N° 25.152, con excepción de la afectación de los recursos provenientes de las concesiones en los términos que establece el referido artículo. En caso de que la necesidad de financiamiento global de la Administración Nacional sea atendida sin tener que recurrir en su totalidad al superávit financiero, el PODER EJECUTIVO NACIONAL destinará al FONDO ANTICICLICO FISCAL el excedente financiero no aplicado.

El PODER EJECUTIVO NACIONAL utilizará los recursos del referido Fondo para compensar parcialmente, en su caso, la reducción de la recaudación tributaria producto de eventuales incrementos en las deducciones del artículo 23 y las consecuentes modificaciones al artículo agregado a continuación del mismo de la Ley de Impuesto a las Ganancias (t.o. 1997) y sus modificaciones, en el monto no imponible establecido en el artículo 24 y en las escalas definidas en el artículo 25 del Título VI de la Ley N° 23.966 de Impuesto sobre los Bienes Personales (t.o. 1997) y sus modificaciones

El PODER EJECUTIVO NACIONAL, dentro del plazo de ciento veinte (120) días de promulgada la presente ley, dictará, en caso de considerarlo procedente, las normas reglamentarias pertinentes, en relación a lo preceptuado en el párrafo anterior

ARTICULO 29. — El porcentaje a que se refiere el inciso a) del artículo 2° de la Ley N° 25.641 será asignado a partir del presente ejercicio de la siguiente forma. CERO COMA TREINTA Y CINCO POR CIENTO (0,35%) al INSTITUTO NACIONAL DE TECNOLOGIA AGROPECUARIA (INTA), el CERO COMA CIENTO VEINTICINCO POR CIENTO (0,125%) al SERVICIO NACIONAL DE SANIDAD Y CALIDAD AGROALIMENTARIA (SENASA) y el CERO COMA CERO VEINTICINCO POR CIENTO (0,025%) al INSTITUTO NACIONAL DE TECNOLOGIA INDUSTRIAL (INTI). Estos fondos serán detraídos *de los gravámenes*, derechos y tasas percibidos por la ADMINISTRACION NACIONAL DE ADUANAS, debiendo ser depositados por ésta directamente a la orden de los Organismos mencionados precedentemente en el BANCO DE LA NACION ARGENTINA.

ARTICULO 30. — Autorízase al TESORO NACIONAL, en la medida que sus disponibilidades financieras lo permitan, a otorgar préstamos reintegrables al FONDO UNIFICADO creado por el Artículo 37 de la Ley N° 24.065 y administrado por la SECRETARIA DE ENERGIA dependiente del MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS, por un monto de hasta SETECIENTOS MILLONES DE PESOS ($ 700.000.000) con destino al pago de las obligaciones exigibles a dicho Fondo para el cumplimiento de sus funciones específicas y al sostenimiento sin distorsiones del sistema de estabilización de precios en el MERCADO ELECTRICO MAYORISTA (MEM) mediante el auxilio financiero al FONDO DE ESTABILIZACION creado por Resolución N° 61 del 29 de abril de 1992 de la ex-SECRETARIA DE ENERGIA ELECTRICA, entonces dependiente del ex MINISTERIO DE ECONOMIA Y OBRAS Y SERVICIOS PUBLICOS, sus modificatorias y complementarias, en el marco del artículo 36 de la Ley N° 24.065 y administrado por la COMPAÑÍA ADMINISTRADORA DEL MERCADO MAYORISTA ELECTRICO SOCIEDAD ANONIMA (CAMMESA) en su calidad de ORGANISMO ENCARGADO DEL DESPACHO (OED) conforme al Decreto N° 1192 del 10 de julio de 1992. Las sumas efectivamente desembolsadas por el TESORO NACIONAL con destino al FONDO UNIFICADO dispuestas por los Decretos N° 1181 de fecha 3 de diciembre de 2003, N° 365 de fecha 26 de marzo de 2004, N° 512 de fecha 23 de abril de 2004, N° 917 de fecha 21 de julio de 2004, N° 962 de fecha 29 de julio de 2004, N° 1672 y N° 1687 ambos de fecha 30 de noviembre de 2004, N° 1466 de fecha 28 de noviembre de 2005 y N° 311 de fecha 21 de marzo de 2006 y los aprobados en virtud de lo dispuesto por el artículo 17 de la Ley N° 26.078 serán devueltas con más la tasa de interés establecida por las normas legales enunciadas precedentemente, en la medida que se haya dado cumplimiento al objetivo de readaptar el funcionamiento del MERCADO ELECTRICO MAYORISTA (MEM). A tal efecto el MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS a través de la SECRETARIA DE ENERGIA, deberá establecer el correspondiente cronograma de devolución.

ARTICULO 31 — Otórganse a INVAP S.E. los plazos y condiciones financieras establecidos en los artículos 10 y 12 del Decreto 1382/05 de fecha 7 de noviembre de 2005 para el reintegro al TESORO NACIONAL del aporte fijado por el artículo 109 de la Ley N° 25.565.

Facúltase al MINISTERIO DE ECONOMIA Y PRODUCCION a realizar todos los actos necesarios a fin de instrumentar lo establecido en el presente artículo.

CAPITULO V

DE LOS *CUPOS FISCALES*

ARTICULO 32. — Fíjase el cupo anual a que se refiere el artículo 3° de la Ley N° 22.317 e inciso d) del artículo 5° de la Ley N° 25.872, en la suma de TREINTA Y CINCO MILLONES DE PESOS ($ 35.000.000), de acuerdo con el siguiente detalle:

a) DOCE MILLONES DE PESOS ($ 12.000.000) para el INSTITUTO NACIONAL DE EDUCACION TECNICA.

b) DOCE MILLONES DE PESOS ($12.000.000) para la SUBSECRETARIA DE LA PEQUEÑA Y MEDIANA EMPRESA Y DESARROLLO REGIONAL.

c) SIETE MILLONES DE PESOS ($ 7.000.000) para la SUBSECRETARIA DE LA PEQUEÑA Y MEDIANA EMPRESA Y DESARROLLO REGIONAL inciso d) del artículo 5° de Ley N° 25.872).

d) CUATRO MILLONES DE PESOS ($ 4.000.000) para el MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL.

ARTICULO 33. — Fíjase el cupo anual establecido en el artículo 9°, inciso b) de la Ley N° 23.877 en la suma de VEINTICINCO MILLONES DE PESOS ($ 25.000.000).

CAPITULO VI
DE LA CANCELACION DE DEUDAS DE ORIGEN PREVISIONAL

ARTICULO 34. — Establécese como límite máximo la suma de QUINIENTOS SESENTA MILLONES DE PESOS ($ 560.000.000) destinada al pago de sentencias judiciales por la parte que corresponda abonar en efectivo como consecuencia de retroactivos originados en ajustes practicados en las prestaciones del régimen previsional público a cargo de la ADMINISTRACION NACIONAL DE LA SEGURIDAD SOCIAL. Se incluye en el presente la atención de la deuda consolidada de dicho Organismo, cuya cancelación se realiza en efectivo, conforme a la legislación vigente.

La cancelación de deudas a que hace referencia el párrafo anterior está sujeta a la disponibilidad de los respectivos recursos, que para el presente período fiscal se afectarán observando estrictamente el siguiente orden de prelación:

a) Cancelación de deuda consolidada; los recursos se distribuirán entre los acreedores, atendiendo en primer lugar a los de mayor edad y, dentro de este ordenamiento, dando prioridad a los que tengan menores acreencias a cobrar

b) Cancelación de sentencias judiciales: los recursos se aplicarán según el siguiente orden de prelación:

1.- Al cumplimiento de las sentencias notificadas en períodos fiscales anteriores a 2007 y aún pendientes de pago, respetando estrictamente el orden cronológico de la notificación de las sentencias judiciales. Para igualdad de orden cronológico, se atenderá en primer lugar, la deuda correspondiente a los beneficiarios de mayor edad;

2.- Habiéndose cumplimentado la disponibilidad del pago de las sentencias incluidas en el apartado anterior, el crédito presupuestario disponible será aplicado al cumplimiento de las sentencias notificadas en el año 2007, siguiendo igual orden de prelación que el establecido en el apartado precedente.

La cancelación de sentencias conforme a lo dispuesto, se realizará según el orden de prelación que con una periodicidad semestral, sobre la base de las sentencias registradas en cada momento, establezca la ADMINISTRACION NACIONAL DE LA SEGURIDAD SOCIAL en los meses de enero y julio.

ARTICULO 35. — La cancelación de deudas previsionales consolidadas, de acuerdo con el marco legal vigente, así como el cumplimiento de sentencias judiciales que ordenen el pago de retroactivos y reajustes del régimen previsional público, por la parte que corresponda abonar mediante la colocación de instrumentos de deuda pública, será atendida con el monto correspondiente a la ADMINISTRACION NACIONAL DE LA SEGURIDAD SOCIAL determinado en la planilla anexa al artículo 54 de la presente ley, observándose para su puesta al pago los criterios de prelación dispuestos en el inciso b) del artículo anterior.

Asimismo, se incluye en el Inciso 7 - Servicio de la Deuda y Disminución de Otros Pasivos, del presupuesto de la ADMINISTRACION NACIONAL DE LA SEGURIDAD SOCIAL, hasta la suma de CUATRO MILLONES DE PESOS ($ 4.000.000) para la cancelación de deudas previsionales, por la parte que corresponde abonar mediante la colocación de deuda pública, con Ex- Magistrados, Funcionarios y Pensionados del *PODER JUDICIAL DE LA NACION*

ARTICULO 36. — Exceptúase del orden de prelación establecido para el pago de los créditos derivados de sentencias judiciales por reajustes de haberes a los beneficiarios previsionales mayores de SETENTA Y CINCO (75) años al inicio del ejercicio respectivo, y a los beneficiarios de cualquier edad, que acrediten que ellos o algún miembro de su grupo familiar primario, padece una enfermedad grave cuyo desarrollo pueda frustrar los efectos de la cosa juzgada. En este caso, la percepción de lo adeudado se realizará en efectivo y en un solo pago.

ARTICULO 37 — La cancelación de deudas previsionales consolidadas, de acuerdo con la normativa vigente, en cumplimiento de sentencias judiciales que ordenen el pago de retroactivos y reajustes por la parte que corresponda abonar mediante la colocación de instrumentos de deuda pública a retirados y pensionados de las Fuerzas Armadas y Fuerzas de Seguridad incluido el SERVICIO PENITENCIARIO FEDERAL, será atendida con los montos correspondientes al INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES, a la CAJA DE RETIROS, JUBILACIONES Y PENSIONES DE LA POLICIA FEDERAL ARGENTINA, del SERVICIO PENITENCIARIO FEDERAL, de la GENDARMERIA NACIONAL y de la PREFECTURA NAVAL ARGENTINA determinados en la planilla anexa al artículo 54 de la presente ley.

ARTICULO 38. — Establécese como límite máximo la suma de NOVENTA Y SEIS MILLONES CUATROCIENTOS CUARENTA Y CINCO MIL PESOS ($ 96.445.000) destinada al pago de sentencias judiciales por la parte que corresponda abonar en efectivo por todo concepto, como consecuencia de retroactivos originados en ajustes practicados en las prestaciones correspondientes a retirados y pensionados de las Fuerzas Armadas y Fuerzas de Seguridad, incluido el SERVICIO PENITENCIARIO FEDERAL, de acuerdo con el siguiente detalle:

- INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES.	11.821.000
- CAJA DE RETIROS, JUBILACIONES Y PENSIONES DE LA POLICIA FEDERAL ARGENTINA.	56.784.000
- SERVICIO PENITENCIARIO FEDERAL.	16.489.000
- GENDARMERIA NACIONAL.	7.251.000
- PREFECTURA NAVAL ARGENTINA:	4.000.000

ARTICULO 39. — Los organismos a que se refieren los artículos 37 y 38 de la presente ley deberán observar estrictamente el orden de prelación que a continuación se detalla, para la cancelación de las deudas previsionales:

a) Sentencias notificadas en períodos fiscales anteriores y aún pendientes de pago.

b) Sentencias notificadas en el año 2007

En el primer caso se dará prioridad a los beneficiarios de mayor edad y, en el segundo, se respetará estrictamente el orden cronológico de la notificación de las sentencias definitivas, conforme el orden de prioridades que con una periodicidad cuatrimestral, sobre las bases de las sentencias registradas en cada momento, establezcan los respectivos organismos descentralizados y servicios administrativos a que hace referencia el primer párrafo de este artículo.

ARTICULO 40. — Autorízase al JEFE DE GABINETE DE MINISTROS a ampliar el límite establecido en la presente ley para la cancelación de sentencias judiciales previsionales correspondientes al régimen previsional público a cargo de la ADMINISTRACION NACIONAL DE LA SEGURIDAD SOCIAL conforme el cumplimiento de dichas obligaciones así lo requiera, así como también a ampliar la autorización dispuesta en el artículo 54 para la colocación de Bonos de Consolidación Previsional en la medida en que fuera necesario para el pago de las referidas sentencias judiciales.

Autorízase al JEFE DE GABINETE DE MINISTROS a efectuar las modificaciones presupuestarias necesarias a fin de dar cumplimiento al presente artículo.

ARTICULO 41 — Autorízase al PODER EJECUTIVO NACIONAL a implementar un programa general de cancelación de deudas previsionales por reajuste de haberes, relativos a beneficios de leyes anteriores a la Ley Nº 24.241. El aludido programa deberá ser de adhesión voluntaria e implicar una deducción en el monto principal y/o los intereses, que deberá ser proporcional a la etapa procesal en que se encuentre el reclamo administrativo o judicial. Este programa deberá establecer el orden de prelación que regirá el pago de las deudas.

Lo dispuesto precedentemente, deberá realizarse sin que su cumplimiento afecte los procesos de liquidación y puesta al pago de sentencias judiciales firmes de aquellos beneficiarios que no adhieran al referido programa.

CAPITULO VII
DE LAS JUBILACIONES Y PENSIONES

ARTICULO 42. — Establécese, a partir de la fecha de vigencia de la presente ley, que la participación del INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES, referida en los artículos 18 y 19 de la Ley Nº 22.919, no podrá ser inferior al CUARENTA Y UNO POR CIENTO (41%) del costo de los haberes remunerativos de retiro, indemnizatorios y de pensión de los beneficiarios.

ARTICULO 43. — Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos las pensiones *otorgadas en virtud de la Ley Nº 13.337 que* hubieran caducado o caduquen durante el presente ejercicio.

Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos las pensiones graciables que fueran otorgadas por el artículo 44 de la Ley Nº 24.764.

Las pensiones graciables prorrogadas por la presente ley, las que se otorgaren y las que hubieran sido prorrogadas por las Leyes Nos. 23.990, 24.061, 24.191, 24.307, 24.447, 24.624, 24.764, 24.938, 25.064, 25.237, 25.401, 25.500, 25.565, 25.725, 25.827, 25.967 y 26.078 deberán cumplir con las condiciones indicadas a continuación:

a) No ser el beneficiario titular de un bien inmueble cuya *valuación fiscal fuere equivalente o* superior a SESENTA MIL PESOS ($ 60.000).

b) No tener vínculo hasta el cuarto grado de consanguinidad o segundo de afinidad con el legislador otorgante.

c) No podrán superar en forma individual o acumulativa la suma equivalente a UNA (1) jubilación mínima del Sistema Integrado de Jubilaciones y Pensiones y serán compatibles con cualquier otro ingreso siempre que, la suma total de estos últimos, no supere DOS (2) jubilaciones mínimas del referido sistema.

En los supuestos en que los beneficiarios sean menores de edad, con excepción de quienes tengan capacidades diferentes, las incompatibilidades serán evaluadas en relación a sus padres.

En todos los casos de prórrogas aludidos en el presente artículo, la autoridad de aplicación deberá mantener la continuidad de los beneficios hasta tanto se comprueben fehacientemente las incompatibilidades mencionadas. En ningún caso, se procederá a suspender los pagos de las prestaciones sin previa notificación o intimación para cumplir con los requisitos formales que fueren necesarios.

Las pensiones graciables que hayan sido dadas de baja por cualquiera de las causales de incompatibilidad serán rehabilitadas una vez cesados los motivos que hubieran dado lugar a su extinción siempre que las citadas incompatibilidades dejaren de existir dentro *del plazo establecido* en la ley *que las otorgó*.

Dispónese, con cargo a los créditos aprobados por el artículo 1º de la presente ley, la suma de DOCE MILLONES QUINIENTOS MIL PESOS ($ 12.500.000) para la atención de los beneficios mencionados en el artículo 75 inciso 20 de la Constitución Nacional, que se determinen por la Jurisdicción 01 Programa 16, en hasta en un TREINTA POR CIENTO (30%) del importe mencionado y por la Jurisdicción 01 - Programa 17, en hasta un SETENTA POR CIENTO (70%) del mismo y se tramiten y formalicen por la Unidad Ejecutora del Programa 23 de la Jurisdicción 85.

A los fines de la aplicación de lo dispuesto en el párrafo precedente y con el objeto de garantizar *el cumplimiento* de las disposiciones de los incisos a), b) y c), deberán cumplirse única y exclusivamente, como condición determinante para la obtención del beneficio, con los requisitos formales que, a tal efecto, dispongan las Autoridades de las Comisiones de Presupuesto y Hacienda de ambas Cámaras del Congreso de la Nación.

Déjase establecido que los nuevos beneficios a otorgarse durante el presente ejercicio no podrán ser inferiores a la suma de DOSCIENTOS CINCUENTA PESOS ($ 250).

Autorízase al Poder Ejecutivo nacional a incrementar los haberes de las pensiones graciables otorgadas por la presente ley, hasta equiparar el aumento dispuesto en otros beneficios similares por la legislación vigente en la materia.

ARTICULO 44. — Asígnase durante el presente ejercicio la suma de TRESCIENTOS CINCUENTA Y NUEVE MILLONES CUATROCIENTOS OCHENTA Y CUATRO MIL PESOS ($ 359.484.000) de la contribución destinada al FONDO NACIONAL DE EMPLEO (FNE) para la atención de programas de empleo del MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL.

Convalídase en la suma de CUATRO MILLONES QUINIENTOS MIL PESOS ($ 4.500.000) la ejecución presupuestaria adicional al monto asignado por el artículo 44 de la Ley Nº 25.967 correspondiente al ejercicio fiscal 2005.

ARTICULO 45. — Determínase para el ejercicio presupuestario 2007 una movilidad del TRECE POR CIENTO (13 %) a partir del 1º de enero de 2007, para las prestaciones a cargo del Régimen Previsional Público del SISTEMA INTEGRADO DE JUBILACIONES Y PENSIONES, otorgadas o a otorgarse por la Ley Nº 24.241 y sus modificatorias, por los anteriores regímenes nacionales, tanto generales como especiales no vigentes, y por las ex-Cajas o Institutos Provinciales y Municipales de previsión que fueron transferidos al ESTADO NACIONAL.

El mencionado incremento se aplicará sobre los haberes mensuales percibidos al 31 de diciembre de 2006, incluyendo, en los casos que corresponda, el suplemento por movilidad creado por el Decreto Nº 1199/04.

ARTICULO 46. — Establécese el haber mínimo de cada beneficio correspondiente a las prestaciones cuyo pago se encuentre a cargo del Régimen Previsional Público del Sistema Integrado de Jubilaciones y Pensiones en la suma total de QUINIENTOS TREINTA PESOS ($ 530) mensuales, que se liquidará a partir del 1º de enero de 2007, pasando a constituir el nuevo haber mínimo a todos los efectos legales.

Dicho haber mínimo absorbe el suplemento por movilidad creado por el Decreto Nº 1199/04.

ARTICULO 47. — Autorízase al PODER EJECUTIVO NACIONAL a otorgar durante el ejercicio presupuestario 2007, incrementos en las prestaciones previsionales a cargo del régimen general, adicionales al garantizado en los artículos precedentes, cuando la evolución de las finanzas públicas así lo permitan.

ARTICULO 48. — Convalídanse los aumentos en las prestaciones mínimas dispuestos en los Decretos Nros. 391 de fecha 10 de julio de 2003; 1194 de fecha 4 de diciembre de 2003; 683 de fecha 31 de mayo de 2004; 1199 de fecha 13 de septiembre de 2004; 748 de fecha 30 de junio de 2005; y 764 de fecha 15 de junio de 2006, el suplemento por movilidad establecido en el Decreto Nº 1199/04, y el incremento general de las prestaciones del Régimen General dispuesto por el Decreto Nº 764/06.

ARTICULO 49. — Créase en la órbita de la ADMINISTRACION NACIONAL DE LA SEGURIDAD SOCIAL (ANSeS), el Fondo de Garantía de la Movilidad del Régimen Previsional Público del SISTEMA *INTEGRADO DE JUBILACIONES Y PENSIONES*, el que estará integrado por los activos financieros de la ADMINISTRACION NACIONAL DE LA SEGURIDAD SOCIAL (ANSeS) al cierre del ejercicio presupuestario 2006.

Los recursos del Fondo de Garantía de la Movilidad del Régimen Previsional Público del SISTEMA INTEGRADO DE JUBILACIONES Y PENSIONES serán invertidos conforme lo establece la Ley Nº 24.156.

ARTICULO 50. — Asígnase una partida en el presupuesto de la ADMINISTRACION NACIONAL DE LA SEGURIDAD SOCIAL (ANSeS) de CUATRO MIL CIEN MILLONES DE PESOS ($ 4.100.000.000) como mínimo para atender los gastos emanados de los incrementos en los haberes previsionales dispuestos en los artículos 45 y 46.

ARTICULO 51 — Los incrementos en los haberes previsionales establecidos en los artículos precedentes constituyen la movilidad mínima garantizada del Régimen Previsional Público del SISTEMA INTEGRADO DE JUBILACIONES Y PENSIONES para el corriente ejercicio.

CAPITULO VIII

DE LAS OPERACIONES DE CREDITO PUBLICO

ARTICULO 52. — Autorízase, de conformidad con lo dispuesto por el artículo 60 de la Ley Nº 24.156, a los entes que se mencionan en la planilla anexa al presente artículo a realizar operaciones de crédito público por los montos, especificaciones y destino del financiamiento indicados en la referida planilla.

Los importes indicados en la misma corresponden a valores efectivos de colocación. El uso de esta autorización deberá ser informado de manera fehaciente y detallada, dentro del plazo de TREINTA (30) días de efectivizada la operación de crédito, a ambas Cámaras del HONORABLE CONGRESO DE LA NACION.

El órgano responsable de la coordinación de los sistemas de administración financiera realizará las operaciones de crédito público correspondientes *a la Administración Central*.

El MINISTERIO DE ECONOMIA Y PRODUCCION podrá efectuar modificaciones a las características detalladas en la mencionada planilla a los efectos de adecuarlas a las posibilidades de obtención de financiamiento, lo que deberá informarse de la misma forma y modo establecidos en el primer párrafo.

ARTICULO 53. — Fíjanse en la suma de CUATRO MIL MILLONES DE PESOS ($ 4.000.000.000) y en la suma de QUINIENTOS MILLONES DE PESOS ($ 500.000.000) los montos máximos de autorización a la TESORERIA GENERAL DE LA NACION y a la ADMINISTRACION NACIONAL DE LA SEGURIDAD SOCIAL, respectivamente, para hacer uso transitoriamente del crédito a corto plazo a que se refieren los artículos 82 y 83 de la Ley Nº 24.156.

ARTICULO 54. — Fíjase en TRES MIL QUINIENTOS MILLONES DE PESOS ($ 3.500.000.000) el importe máximo de colocación de Bonos de Consolidación y de Bonos de Consolidación de Deudas Previsionales, en todas sus series vigentes, para el pago de las obligaciones contempladas en el artículo 2º, inciso f) de la Ley Nº 25.152, las alcanzadas por el Decreto Nº 1318 de fecha 6 de noviembre de 1998 y las referidas en el artículo 100 de la Ley Nº 11.672 - COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005), por los importes que en cada caso se indican en la planilla anexa al presente artículo. Los importes indicados en la misma corresponden a valores efectivos de colocación.

Dentro de cada uno de los conceptos definidos en la citada planilla, las colocaciones serán efectuadas en el estricto orden cronológico de ingreso a la OFICINA NACIONAL DE CREDITO PUBLICO de la SUBSECRETARIA DE FINANCIAMIENTO dependiente de la SECRETARIA DE FINANZAS del MINISTERIO DE ECONOMIA Y PRODUCCION, de los requerimientos de pago que cumplan con los requisitos establecidos en la reglamentación hasta agotar el importe máximo de colocación fijado por el presente artículo.

Facúltase al MINISTERIO DE ECONOMIA Y PRODUCCION a realizar modificaciones dentro del monto total fijado en este artículo.

ARTICULO 55. — Dentro del monto autorizado para la Jurisdicción 90 - *Servicio de la Deuda* Pública se incluye la suma de DIECIOCHO MILLONES DE PESOS ($ 18.000.000) destinada a la atención de las deudas referidas en los incisos b) y c) del artículo 7º de la Ley Nº 23.982.

ARTICULO 56. — Mantiénese el diferimiento de los pagos de los servicios de la deuda pública del GOBIERNO NACIONAL dispuesto en el artículo 40 de la Ley Nº 26.078 del Presupuesto de Gastos y Recursos de la Administración Nacional para el ejercicio 2006, hasta la finalización del proceso de reestructuración de la totalidad de la deuda pública contraída originalmente con anterioridad al 31 de diciembre de 2001, o en virtud de normas dictadas antes de esa fecha.

ARTICULO 57. — Exceptúanse del diferimiento de pagos establecido en el artículo precedente, a las siguientes obligaciones.

a) Las Letras del Tesoro (LETES) emitidas en virtud de lo dispuesto por los Decretos Nos. 1572 del 1º de diciembre de 2001 y 1582 del 5 de diciembre de 2001 y normas complementarias:

I. Que estén en poder de personas físicas de SETENTA Y CINCO (75) años o más de edad, y cuyas tenencias se encuentren acreditadas en la CAJA DE VALORES S.A. al 31 de diciembre de 2001 y que se mantengan sin variación, o por la parte que cumpla con esta condición.

f) Que estuviesen en poder de personas que atraviesen situaciones en las que estuvieran en riesgo la vida, o aquellas en las que exista un severo compromiso de su salud por el riesgo de incapacidad que presuma la patología y la imposibilidad de postergación del tratamiento por un lapso mayor a DOS (2) años las que serán consideradas individualmente, en el marco del Decreto Nº 1.310 del 29 de septiembre de 2004 y cuyas tenencias se encuentren acreditadas en CAJA DE VALORES S.A. a la fecha de publicación en el Boletín Oficial de la Resolución Nº 73 del 25 de abril de 2002 del ex-MINISTERIO DE ECONOMIA.

ARTICULO 58. — La suspensión dispuesta en el artículo 1º del Decreto Nº 493 del 20 de abril de 2004 se extenderá hasta que el PODER EJECUTIVO NACIONAL normalice en los términos del artículo 59 de la presente ley los certificados emitidos en el marco de los Decretos mencionados en el artículo 1º del Decreto antes citado. A tal fin facúltase al PODER EJECUTIVO NACIONAL al dictado de las normas correspondientes.

ARTICULO 59. — Autorízase al PODER EJECUTIVO NACIONAL, a través del MINISTERIO DE ECONOMIA Y PRODUCCION, a proseguir con la normalización de los servicios de la deuda pública referida en el artículo 56 de la presente ley, en los términos del artículo 65 de la Ley Nº 24.156, y con los límites impuestos por la Ley Nº 26.017, quedando facultado el PODER EJECUTIVO NACIONAL para realizar todos aquellos actos necesarios para la conclusión del citado proceso, a fin de adecuar los servicios de la misma a las posibilidades de pago del ESTADO NACIONAL en el mediano y largo plazo.

El MINISTERIO DE ECONOMIA Y PRODUCCION informará semestralmente al HONORABLE CONGRESO DE LA NACION, el avance de las tratativas y los acuerdos a los que se arribe durante el proceso de negociación.

Los servicios de la deuda pública del GOBIERNO NACIONAL, correspondientes a los títulos públicos comprendidos en el régimen de la Ley Nº 26.017, están incluidos en el diferimiento indicado en el artículo 56 de la presente ley.

Los pronunciamientos judiciales firmes, emitidos contra las disposiciones de la Ley Nº 25.561, el Decreto Nº 471 del 8 de marzo de 2002, y sus normas complementarias, recaídos sobre dichos títulos, se encuentran alcanzados por lo dispuesto en el párrafo anterior.

ARTICULO 60. — Autorízase al PODER EJECUTIVO NACIONAL, a través del MINISTERIO DE ECONOMIA Y PRODUCCION, a negociar la reestructuración de las deudas con acreedores oficiales del exterior que las provincias le encomienden. En tales casos el ESTADO NACIONAL podrá convertirse en el deudor o garante frente a los citados acreedores en la medida en que la Jurisdicción Provincial asuma con el ESTADO NACIONAL la deuda resultante en idénticas condiciones a las que éste pacte con los acreedores externos.

A los efectos de la cancelación de las obligaciones asumidas, las Jurisdicciones Provinciales deberán afianzar dicho compromiso con los recursos tributarios coparticipables, mediante un mecanismo de repago que en ningún caso podrá ser modificado por el PODER EJECUTIVO NACIONAL o las Jurisdicciones Provinciales participantes.

Asimismo el ESTADO NACIONAL podrá coordinar las acciones tendientes a la reestructuración de la deuda externa de las Jurisdicciones Provinciales no comprendida en los párrafos precedentes, a solicitud de las mismas.

ARTICULO 61. — Sustitúyese el artículo 51 de la Ley Nº 25.967 incorporado a la Ley Nº 11.672 - COMPLEMENTARIA PERMANENTE DE PRESUPUESTO por el siguiente texto:

"Las obligaciones consolidadas en los términos de la Ley Nº 23.982 a excepción de las obligaciones de carácter previsional, las obligaciones consolidadas en los términos de las Leyes Nos. 25.344, 25.565 y 25.725 y las obligaciones cuya cancelación se hace efectiva mediante la entrega de los títulos creados para dichas leyes, cuyo reconocimiento en sede judicial o administrativa hubiera operado hasta el 31 de diciembre de 2001, serán atendidas mediante la entrega de Bonos de Consolidación en Moneda Nacional Cuarta Serie 2% y Bonos de Consolidación de Deudas Previsionales en Moneda Nacional Tercera Serie 2%, según lo que en cada caso corresponda."

"Las obligaciones consolidadas en los términos de la Ley Nº 23.982 a excepción de las obligaciones de carácter previsional, las obligaciones consolidadas en los términos de las Leyes Nos. 25.344, 25.565 y 25.725, y las obligaciones cuya cancelación se hace efectiva mediante la entrega de los títulos creados para dichas leyes, cuyo reconocimiento en sede judicial o administrativa hubiera operado con posterioridad al 31 de diciembre de 2001, serán canceladas mediante la entrega de los Bonos de Consolidación Sexta Serie y Bonos de Consolidación de Deudas Previsionales Cuarta Serie, según lo que en cada caso corresponda. Exceptúase de lo dispuesto en los párrafos anteriores a las obligaciones comprendidas en las Leyes Nos. 24.411, 24.043 y 25.192 las que continuarán siendo canceladas *mediante la entrega de Bonos de Consolidación en Moneda Nacional Segunda Serie 2%.*"

ARTICULO 62. — Facúltase al órgano responsable de la coordinación de los Sistemas de Administración Financiera a extender el plazo del Aval SH Nº 1/2003 otorgado a favor de la Empresa INVESTIGACIONES APLICADAS SOCIEDAD DEL ESTADO (INVAP S.E.) de acuerdo con lo dispuesto en el artículo 9º de la Ley Nº 25.725, hasta el 31 de diciembre de 2008.

ARTICULO 63. — Derógase lo establecido en el último párrafo in-fine del artículo 9º del Decreto Nº 1836 del 16 de septiembre de 2002 respecto de la aplicación del remanente de Bonos emitidos en virtud de los artículos 10 y 12 del Decreto Nº 905 del 31 de mayo de 2002.

El MINISTERIO DE ECONOMIA Y PRODUCCION, a través de la SECRETARIA DE FINANZAS, tramitará las solicitudes ingresadas hasta la fecha de publicación de la presente ley.

ARTICULO 64. — Deróganse los artículos 50 y 102 de la Ley Nº 11.672 - COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005)

ARTICULO 65. — Facúltase a la SECRETARIA DE HACIENDA del MINISTERIO DE ECONOMIA Y PRODUCCION a otorgar un aval del TESORO NACIONAL a YACIMIENTOS CARBONIFEROS FISCALES - RIO TURBIO por un monto de hasta DOSCIENTOS MILLONES DE PESOS ($ 200.000.000) destinado al financiamiento de las inversiones de dicho Ente.

CAPITULO IX

OTRAS DISPOSICIONES

ARTICULO 66. — Dispónese la transferencia a la PROVINCIA DE BUENOS AIRES, con destino a la DIRECCION GENERAL DE SERVICIOS Y OPERACIONES AEREAS del MINISTERIO DE SEGURIDAD, el dominio de 2 (DOS) helicópteros con los siguientes datos:

1. Sanitario: Modelo Ecureuil AS 350 B3, fabricante Eurocopter Serie Nº 3884, año de fabricación 2004, Motor Modelo Ariel 2B, fabricante Turbomeca con Serie Nº 22.487, y

2. Policial: Modelo Ecureuil AS 350 B3, fabricante Eurocopter, Serie Nº 3887, año de fabricación 2004, Motor Modelo Ariel 2B, fabricante Turbomeca con Serie Nº 22.482 que fueran adquiridos oportunamente por el MINISTERIO DEL INTERIOR.

ARTICULO 67. — Dése por prorrogado todo plazo establecido para la liquidación o disolución definitiva de todo ente, organismo, instituto, sociedad o empresa del Estado que se encuentre en proceso de liquidación de acuerdo con los Decretos Nros. 2148 de fecha 19 de octubre de 1993 y 1836 del 14 de octubre de 1994.

Establécese como fecha límite para la liquidación definitiva de los entes en proceso de liquidación mencionados en el párrafo anterior el 31 de diciembre de 2007 o hasta que se produzca la liquidación definitiva de los procesos liquidatorios de los entes alcanzados en la presente prórroga, por medio de *la Resolución del MINISTERIO DE ECONOMIA Y PRODUCCION que así lo disponga,* lo que ocurra primero.

ARTICULO 68. — Derógase el artículo 111 de la Ley Nº 11.672 - COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005).

ARTICULO 69. — Facúltase al PODER EJECUTIVO NACIONAL, durante el presente ejercicio, a establecer medidas tributarias especiales, tales como diferimientos, reintegros, deducciones, regímenes especiales de amortización y/o bonificaciones de impuestos en los departamentos provinciales cuya crisis laboral, en general, derive de la privatización o cierre de empresas públicas. El PODER EJECUTIVO NACIONAL deberá establecer las características y condiciones para ser considerados como tales.

ARTICULO 70. — Fíjanse los importes a remitir en forma mensual y consecutiva, durante el presente ejercicio, a las Provincias que se determinan seguidamente, en concepto de pago de las obligaciones generadas por el artículo 11 del Acuerdo Nación - Provincias, sobre Relaciones Financieras y Bases para un nuevo Régimen de Coparticipación Federal de Impuestos de fecha 27 de febrero de 2002 ratificado por Ley Nº 25.570, y que se corresponde con el TRECE POR CIENTO (13%) a la garantía de coparticipación federal de impuestos establecida en el Compromiso Federal ratificado por Ley Nº 25.400 y sus Addendas complementarias. a la PROVINCIA DE LA PAMPA, TRES MILLONES TRESCIENTOS SESENTA Y NUEVE MIL CIEN PESOS ($ 3.369.100); a la PROVINCIA DE SANTA CRUZ, TRES MILLONES TRESCIENTOS OCHENTA MIL PESOS ($ 3.380.000), a la PROVINCIA DE SANTIAGO DEL ESTERO, SEIS MILLONES SETECIENTOS NOVENTA Y CINCO MIL PESOS ($ 6.795.000); a la PROVINCIA DE SANTA FE, CATORCE MILLONES NOVECIENTOS SETENTA MIL CIEN PESOS ($ 14.970.100) y a la PROVINCIA DE SAN LUIS, CUATRO MILLONES TREINTA Y UN MIL TRESCIENTOS PESOS ($ 4.031.300)

ARTICULO 71. — Incorpórase, dentro del total de los créditos aprobados por la presente ley, la suma de TRES MILLONES DOSCIENTOS SETENTA Y CINCO MIL PESOS ($ 3.275.000) que serán asignados al Programa 17 de la Jurisdicción 01, como complemento de los programas vigentes en *otras Jurisdicciones para ayuda a estudiantes de nivel medio secundario, terciario y universitario.*

ARTICULO 72. — El JEFE DE GABINETE DE MINISTROS, en uso de las atribuciones conferidas por el artículo 37 de la Ley 24.156, asignará al Programa 17 de la JURISDICCION 01, la suma de CINCO MILLONES OCHOCIENTOS NOVENTA Y CINCO MIL PESOS ($ 5.895.000) para el cumplimiento de programas destinados a personas de existencia ideal con personería jurídica y sin fines de lucro, mediante asignaciones de préstamos no reintegrables y/o con financiamiento compartido.

ARTICULO 73. — De acuerdo a lo establecido por el artículo 20 de la Ley Nº 11.672 COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005), el JEFE DE GABINETE DE MINISTROS, a requerimiento de los Presidentes de ambas Cámaras del Congreso Nacional, incorporará los remanentes de los presupuestos de la JURISDICCION 01 - PODER LEGISLATIVO NACIONAL, existentes al cierre de cada ejercicio fiscal para atender programas sociales, necesidades adicionales de funcionamiento y bienes de uso del PODER LEGISLATIVO NACIONAL.

Ténganse por debidamente cumplidos, tanto en su percepción como en su utilización, los importes de los beneficios contemplados en los artículos 57 y 58 de la Ley Nº 26.078, otorgados por la Jurisdicción 01 en el ejercicio correspondiente al año 2006.

ARTICULO 74. — Facúltase al JEFE DE GABINETE DE MINISTROS, para que en uso de las atribuciones conferidas por el artículo 37 de la Ley Nº 24.156, efectúe las reestructuraciones presupuestarias que fueren necesarias a los efectos de ampliar las partidas correspondientes a la ENTIDAD 001 - AUDITORIA GENERAL DE LA NACION - Inciso 1, en la suma de SEIS MILLONES TRESCIENTOS MIL PESOS ($ 6.300.000).

ARTICULO 75. — El JEFE DE GABINETE DE MINISTROS, en uso de las facultades del artículo 37 de la Ley Nº 24.156, asignará la suma de DOSCIENTOS MIL PESOS ($ 200.000) a la JURISDICCION 35 - MINISTERIO DE RELACIONES EXTERIORES, COMERCIO INTERNACIONAL Y CULTO - PROGRAMA 17 - REGISTRO Y SOSTENIMIENTO DE CULTOS, con el objeto de su transferencia al obispado de la Provincia de Jujuy, para ser destinada a la construcción de un salón comedor en la Parroquia Nuestra Sra. de Nieva de la Ciudad de San Salvador de Jujuy; la suma de DOS MILLONES DE PESOS ($ 2.000.000) con destino a la JURISDICCION 80 - MINISTERIO DE SALUD, con el objeto de otorgar un aporte no reintegrable a la Fundación Hospital de Pediatría Dr. Juan P. Garrahan; la suma de DOS MILLONES DE PESOS ($ 2.000.000) para ser destinada, en carácter de aporte no reintegrable, a la Congregación "Marta y María - Instituto de Vida Consagrada" - personería otorgada por la Secretaría de Culto de la Nación por Resolución Nº 385/2006, para ser destinada al Hogar Escuela Taller Granja "Don Bosco", de la Provincia de Buenos Aires, con el objeto de ser utilizada en función de la contención de niños y adolescentes con tutela judicial y la suma de CIENTO OCHENTA MIL PESOS ($ 180.000) para la JURISDICCION 85 MINISTERIO DE DESARROLLO SOCIAL - PROGRAMA 24 - PROMOCION DEL EMPLEO SOCIAL, ECONOMIA SOCIAL Y DESARROLLO LOCAL, con el objeto de su transferencia a la Corporación para el Desarrollo de la Cuenca de Pozuelos de la Provincia de Jujuy, para ser utilizada en la adquisición de un camión para acopio de lanas y materiales.

ARTICULO 76. — El JEFE DE GABINETE DE MINISTROS, en uso de las facultades del artículo 37 de la Ley Nº 24.156, asignará a la JURISDICCION 01 - PODER LEGISLATIVO NACIONAL - PROGRAMA 22 - REVISION DE CUENTAS NACIONALES, la suma de TRESCIENTOS MIL PESOS ($ 300.000) y a la JURISDICCION 01 - PODER LEGISLATIVO NACIONAL - PROGRAMA 23 - REVISION DE CUENTAS NACIONALES - la suma de TRESCIENTOS MIL PESOS ($ 300.000).

ARTICULO 77. — Destínase de la JURISDICCION 91 - OBLIGACIONES A CARGO DEL TESORO la suma de TRESCIENTOS MIL PESOS ($ 300.000) para la finalización del edificio de la Escuela Universitaria de Alimentos de la Ciudad de Gálvez, Provincia de Santa Fe, dependiente de la Universidad Nacional del Litoral y la suma de CINCUENTA MIL PESOS ($ 50.000) con destino a la Escuela del Sindicato de Artes Gráficas de la provincia de Santa Fe.

ARTICULO 78. — Facúltase al JEFE DE GABINETE DE MINISTROS, para que en uso de las atribuciones conferidas por el artículo 37 de la Ley Nº 24.156, asigne la suma de DOSCIENTOS MIL PESOS ($ 200.000) para el Cuerpo de Bomberos Voluntarios de Godoy Cruz, provincia de Mendoza, para ser destinada a la compra de un vehículo autobomba para el combate y mitigación de incendios.

Asimismo y en uso de las atribuciones mencionadas en el párrafo precedente, se autoriza al JEFE DE GABINETE DE MINISTROS, a asignar a la JURISDICCION 01 - PODER LEGISLATIVO NACIONAL - PROGRAMA 18 - *ASISTENCIA BIBLIOGRAFICA - la suma de SEISCIENTOS MIL PESOS ($ 600.000)* para la adquisición de un equipo de transporte, tracción y elevación de material bibliográfico.

ARTICULO 79. — Facúltase al JEFE DE GABINETE DE MINISTROS, para que en uso de las atribuciones conferidas por el artículo 37 de la Ley Nº 24.156, efectúe las reestructuraciones presupuestarias que fueren necesarias a los efectos de proveer los fondos requeridos para el normal funcionamiento de la Fiscalía de Primera Instancia y Defensoría Pública de Menores e Incapaces con asiento en la Ciudad de Tandil, Provincia de Buenos Aires creadas por Ley N° 25.499 y sus complementarias y modificatorias y para los gastos que demande la instalación en su nueva sede edilicia del Juzgado Federal de la Ciudad de Río Cuarto, Provincia de Córdoba.

ARTICULO 80. — Facúltase al JEFE DE GABINETE DE MINISTROS, a asignar a la JURISDICCION 30 - MINISTERIO DEL INTERIOR Programa 17 - Cooperación, Asistencia Técnica y Capacitación a Municipios - la suma de QUINIENTOS MIL PESOS ($ 500.000), para ser destinada a la FEDERACION ARGENTINA DE MUNICIPIOS -F.A.M.- en carácter de aporte no reintegrable, para cubrir gastos de funcionamiento del citado organismo.

ARTICULO 81 — Transfiérese de la JURISDICCION 91 - OBLIGACIONES A CARGO DEL TESORO a la JURISDICCION 20 – PROGRAMA 20-01 - SECRETARIA GENERAL DE LA PRESIDENCIA DE LA NACION, la suma de UN MILLON CUATROCIENTOS DIEZ MIL PESOS ($ 1.410.000) para ser destinada en carácter de aporte no reintegrable a la Fundación Abuelas de Plaza de Mayo y la suma de UN MILLON SEISCIENTOS OCHENTA MIL PESOS ($ 1.680.000) para ser destinada, en el mismo carácter, a la Asociación Madres de Plaza de Mayo.

ARTICULO 82. — El JEFE DE GABINETE DE MINISTROS, en uso de las atribuciones conferidas por el artículo 37 de la Ley N° 24.156, asignará los fondos que fueren necesarios para garantizar el cumplimiento y la aplicación de las disposiciones contempladas en la Ley N° 26.141 de Régimen para la Recuperación, Fomento y Desarrollo de la Actividad Caprina.

ARTICULO 83. — Facúltase al JEFE DE GABINETE DE MINISTROS, para que en uso de las atribuciones conferidas por el artículo 37 de la Ley N° 24.156, efectúe las reestructuraciones presupuestarias necesarias a los efectos de asignar una ampliación en el crédito correspondiente a la ENTIDAD 105 COMISION NACIONAL DE ENERGIA ATOMICA en la suma de VEINTIUN MILLONES DE PESOS ($ 21.000.000). Dentro de dicho monto deberá destinarse UN MILLON DE PESOS ($ 1.000.000) para la creación del CENTRO INTERNACIONAL PARA ESTUDIOS DE LA TIERRA.

ARTICULO 84. — El JEFE DE GABINETE DE MINISTROS, efectuará las reasignaciones presupuestarias necesarias a los efectos de disminuir los gastos figurativos de los créditos del SAF 322 - SECRETARIA DE TURISMO DE LA NACION y las aplicaciones financieras de la ENTIDAD 119 - INSTITUTO NACIONAL DE PROMOCION TURISTICA, a fin de incrementar los gastos corrientes de ambos organismos.

ARTICULO 85. — Facúltase al JEFE DE GABINETE DE MINISTROS, para que en uso de las atribuciones conferidas por el artículo 37 de la Ley N° 24.156, disponga una ampliación en el crédito asignado a la JURISDICCION 45 - MINISTERIO DE DEFENSA, en la suma de TRECE MILLONES DE PESOS ($ 13.000.000) para ser destinada a la Empresa Líneas Aéreas del Estado - LADE - con el objeto de fortalecer el transporte aéreo de fomento, incrementando la capacidad operativa de la misma.

ARTICULO 86. — Sustitúyese el artículo 92 de la Ley N° 11.672 COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005) por el siguiente:

"Artículo 92: Establécese que el ESTADO NACIONAL continuará con la administración y financiación del HOSPITAL NACIONAL "PROFESOR ALEJANDRO POSADAS", organismo descentralizado perteneciente a la órbita de la SECRETARIA DE POLITICAS, REGULACION y RELACIONES SANITARIAS del MINISTERIO DE SALUD."

ARTICULO 87. — Suprímese de la Planilla Anexa al artículo 91 de la Ley N° 11.672 COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005) al HOSPITAL NACIONAL "PROFESOR ALEJANDRO POSADAS" como consecuencia de la no transferencia del citado nosocomio a la PROVINCIA DE BUENOS AIRES.

ARTICULO 88. — Facúltase al JEFE DE GABINETE DE MINISTROS a realizar las reestructuraciones presupuestarias necesarias a fin de implementar lo dispuesto en el artículo 92 de la Ley N° 11.672 COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005), en relación al HOSPITAL NACIONAL "PROFESOR ALEJANDRO POSADAS", en oportunidad de distribuir los créditos aprobados por la presente ley.

ARTICULO 89. — El JEFE DE GABINETE DE MINISTROS, en oportunidad de la concreción del préstamo a otorgar por el BANCO INTERAMERICANO DE DESARROLLO para el financiamiento del Programa de Desarrollo e Integración del Norte Grande y al incorporar el referido préstamo en uso de las facultades del artículo 8°, asignará mediante compensación de créditos, las sumas necesarias correspondientes a la contrapartida local del citado préstamo.

ARTICULO 90. — El JEFE DE GABINETE DE MINISTROS, en oportunidad de la concreción del préstamo a otorgar por el BANCO MUNDIAL para el financiamiento de la refuncionalización del Ferrocarril Belgrano Cargas S.A. y al incorporar el referido préstamo en uso de las facultades del artículo 8°, asignará mediante compensación de créditos, las sumas necesarias correspondientes a la contrapartida local del citado préstamo.

ARTICULO 91 — Facúltase al JEFE DE GABINETE DE MINISTROS, a asignar a la JURISDICCION 01 - PODER LEGISLATIVO NACIONAL, la suma de UN MILLON DE PESOS ($ 1.000.000) para los gastos que requiera el funcionamiento de la COMISION BICAMERAL PERMANENTE DE TRAMITE LEGISLATIVO, creada por la Ley N° 26.122.

Asimismo, se autoriza al JEFE DE GABINETE DE MINISTROS, a asignar a la Jurisdicción mencionada en el párrafo precedente, la suma de QUINIENTOS MIL PESOS ($ 500.000) para atender los gastos que demande el funcionamiento de la COMISION BICAMERAL DE SEGUIMIENTO DE LA EMERGENCIA PUBLICA Y REFORMA DEL REGIMEN CAMBIARIO, creada por la Ley N° 25.561

ARTICULO 92. — Facúltase al JEFE DE GABINETE DE MINISTROS, a asignar a la Jurisdicción 56 - *Ministerio de Planificación Federal, Inversión Pública y Servicios, Inciso 5 Transferencias*, la suma de CIENTO QUINCE MILLONES DE PESOS ($ 115.000.000) para el financiamiento del inicio de la Obra Presa Embalse y Central Portezuelo del Viento en el Río Grande y sus obras complementarias. Asimismo deberá prever en la elaboración de los presupuestos subsiguientes los créditos que resulten necesarios para la continuación hasta la finalización de dicha obra.

ARTICULO 93. — Facúltase al JEFE DE GABINETE DE MINISTROS, a asignar a la Jurisdicción 56 - MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS, Inciso 5 - Transferencias, la suma de NOVENTA MILLONES DE PESOS ($ 90.000.000) para el financiamiento de la obra "construcción, modalidad llave en mano, Central Termoeléctrica a Carbón Río Turbio, Santa Cruz" Asimismo deberá prever en la elaboración de los presupuestos subsiguientes los créditos que resulten necesarios para la continuación hasta la finalización de dicha obra

ARTICULO 94. — El JEFE DE GABINETE DE MINISTROS, en uso de las facultades conferidas por el artículo 37 de la Ley N° 24.156, asignará a la JURISDICCION 01 - PROGRAMA 17 con destino al Inciso 1, la suma de QUINCE MILLONES DE PESOS ($ 15.000.000), para la atención de necesidades de funcionamiento.

ARTICULO 95. — El JEFE DE GABINETE DE MINISTROS, asignará a la JURISDICCION 01 - PROGRAMA 17 - la suma de OCHO MILLONES SETECIENTOS MIL PESOS ($ 8.700.000) para ser destinada al cumplimiento del cronograma de inversiones de la obra de construcción del edificio Anexo "C"

ARTICULO 96. — Facúltase al MINISTERIO DE EDUCACION, CIENCIA Y TECNOLOGIA a integrar la iniciativa educativa mundial "One Laptop per Child" y a adquirir en forma directa y exclusiva, para su distribución en carácter de donación a escuelas y alumnos del Sistema Educativo Nacional, las computadoras portátiles (laptops) producidas por la Asociación Mundial sin fines de lucro "One Laptop per Child" (OLPC). A tal efecto, el JEFE DE GABINETE DE MINISTROS incorporará, mediante reasignación de créditos de la Jurisdicción 91 - Obligaciones a Cargo del Tesoro, Función 3.4- Educación y Cultura, la suma de CINCUENTA MILLONES DE PESOS ($ 50.000.000) en el presupuesto del citado Ministerio.

ARTICULO 97. — Facúltase al JEFE DE GABINETE DE MINISTROS a asignar, dentro de los créditos de la Jurisdicción 91 - Obligaciones a Cargo del Tesoro, Función 3.4 - *Educación y Cultura*, a los Organismos Descentralizados 103 - Consejo Nacional de Investigaciones Científicas y Técnicas y 101 - Fundación Miguel LILLO las sumas de QUINCE MILLONES DE PESOS ($ 15.000.000) y TRESCIENTOS MIL PESOS ($ 300.000) respectivamente.

ARTICULO 98. — Facúltase al JEFE DE GABINETE DE MINISTROS a asignar al MINISTERIO DE DEFENSA la suma de SETENTA MILLONES DE PESOS ($ 70.000.000) destinados al financiamiento de los siguientes proyectos:

- Patrullero Oceánico Multipropósito.
- Mantenimiento Media Vida Submarino San Juan.
- Mantenimiento de Aeronaves del ESTADO MAYOR GENERAL de la FUERZA AEREA.
- Proyecto Gaucho.
- Proyecto Hornero.

ARTICULO 99. — Facúltase al JEFE DE GABINETE DE MINISTROS, en oportunidad de proceder a la distribución de los Créditos de la presente ley a realizar las adecuaciones presupuestarias para incorporar a la AGENCIA NACIONAL DE DESARROLLO DE INVERSIONES como Organismo Descentralizado dependiente del MINISTERIO DE ECONOMIA Y PRODUCCION.

ARTICULO 100. — Sustitúyese el último artículo sin número incorporado por el artículo 78 de la Ley N° 26.078 a la Ley N° 11 672 Complementaria Permanente de Presupuesto (texto ordenado por Decreto N° 1110/2005), por el que se detalla a continuación:

"Artículo   Autorízada la ejecución de una obra de suministro de gas natural a usuarios abastecidos con gas propano indiluido por redes, conforme lo prescribe el artículo 2° de la Ley N° 26.019, el JEFE DE GABINETE DE MINISTROS efectuará las reestructuraciones necesarias a fin de asignar los fondos que se originarían producto de dicha sustitución al repago anual y/o al aporte de las inversiones y de cualquier otra erogación que se devengue con motivo de la ejecución de las obras previstas en la mencionada ley, de acuerdo con la estructura financiera en la que se desarrolla el proyecto.

En la estructuración de cualquier proyecto de sustitución de redes de gas licuado de petróleo indiluido por gas natural, podrá decidirse la aplicación en forma total o parcial de las disposiciones previstas en la Ley N° 26.095.

El MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS reglamentará el funcionamiento del régimen de inversiones de infraestructura básica de gas con el objetivo de procurar un ahorro financiero para el Estado nacional, quedando exceptuadas únicamente las operaciones precedentes de lo previsto en el inciso a) del artículo 5° de la Ley N° 25.152 y de lo dispuesto en la última frase del primer párrafo del artículo 2° del Decreto N° 180/04"

ARTICULO 101 — El JEFE DE GABINETE DE MINISTROS, en uso de las atribuciones conferidas por el artículo 37 de la Ley N° 24.156, asignará, del total de los créditos aprobados por la presente ley, los fondos que fueren necesarios para garantizar el cumplimiento y la aplicación de los objetivos normativos de la Ley N° 23.877

ARTICULO 102. — Los recursos destinados al sector eléctrico, Fondo Especial de Desarrollo Eléctrico del Interior (FEDEI) y Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (FCT), que se derivan del Fondo Nacional de la Energía Eléctrica (FNEE), deberán destinarse a la finalidad específica prevista en las normas de su creación.

ARTICULO 103. — Facúltase al JEFE DE GABINETE DE MINISTROS, para que en uso de las atribuciones conferidas por el artículo 37 de la Ley N° 24.156 asigne al Programa 29 Actividad 5 - Rehabilitación de Asentamientos Irregulares en la ciudad de Rosario, en la JURISDICCION 56, F.F.22 - CREDITO EXTERNO -, un incremento de TRES MILLONES QUINIENTOS SETENTA MIL PESOS ($ 3.570.000).

ARTICULO 104. — Dispónese un incremento de CIENTO CUARENTA Y CINCO CARGOS (145) en el Ministerio Público - Defensoría General de la Nación, cuya financiación será atendida con los créditos asignados a dicha Jurisdicción en la presente Ley.

CAPITULO X
DE LA LEY COMPLEMENTARIA PERMANENTE

ARTICULO 105. — Incorpóranse a la Ley N° 11.672 - COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005) el artículo 48 de la Ley N° 26.078 y los artículos 20, 21, 22, 24 y 49 de la presente ley.

TITULO II
PRESUPUESTO DE GASTOS Y RECURSOS DE LA ADMINISTRACION CENTRAL

ARTICULO 106. — Detállanse en las planillas resumen N° 1, 2, 3, 4, 5, 6, 7, 8 y 9 anexas al presente Título, los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley.

TITULO III
PRESUPUESTO DE GASTOS Y RECURSOS DE ORGANISMOS DESCENTRALIZADOS E INSTITUCIONES DE LA SEGURIDAD SOCIAL

ARTICULO 107. — Detállanse en las planillas resumen N° 1A, 2A, 3A, 4A, 5A, 6A, 7A, 8A y 9A anexas al presente Título los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley.

ARTICULO 108. — Detállanse en las planillas resumen N° 1B, 2B, 3B, 4B, 5B, 6B, 7B, 8B y 9B anexas al presente Título los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley.

ARTICULO 109. — Comuníquese al Poder Ejecutivo.

DADA EN LA SALA DE SESIONES DEL CONGRESO ARGENTINO, EN BUENOS AIRES, A LOS TRECE DIAS DEL MES DE DICIEMBRE DEL AÑO DOS MIL SEIS.

—REGISTRADA BAJO EL Nº 26.198—

ALBERTO E. BALESTRINI - JOSE J. B. PAMPURO - Enrique Hidalgo - Juan H. Estrada.

Decreto Nº 1/2007

Bs. As., 8/1/2007

VISTO el Expediente Nº S01:0512748/2006 del Registro del MINISTERIO DE ECONOMIA Y PRODUCCION y el Proyecto de Ley registrado bajo el Nº 26.198 de Presupuesto General de la Administración Nacional para el Ejercicio 2007, sancionado por el HONORABLE CONGRESO DE LA NACION el 13 de diciembre de 2006, y

CONSIDERANDO:

Que el Presupuesto General de la Administración Nacional tiene como propósito contribuir a mantener una situación de solvencia fiscal sustentable que garantice el logro de los objetivos del Gobierno Nacional dentro de un marco de prudente manejo de las finanzas públicas.

Que asimismo el Proyecto de Ley registrado bajo el Nº 26.198 ha sido concebido teniendo en cuenta una asignación selectiva de los gastos primarios preservando aquellos programas sociales y de infraestructura económica y social, sin alterar el resultado primario superavitario.

Que con el propósito de mantener los objetivos expresados en los considerandos anteriores resulta conveniente observar determinadas normas del Proyecto de Ley de referencia que pueden obstaculizar el cumplimiento de aquéllos.

Que el Artículo 13 del Proyecto de Ley registrado bajo el Nº 26.198, referido a los aportes del TESORO NACIONAL a las Universidades Nacionales establece en su último párrafo que el MINISTERIO DE EDUCACION, CIENCIA Y TECNOLOGIA garantizará el adecuado funcionamiento de las unidades académicas de PERGAMINO y JUNIN, afectando, como mínimo, los recursos necesarios para el mantenimiento de las actuales condiciones de funcionamiento.

Que las unidades académicas mencionadas en el párrafo anterior funcionan como sedes dependientes de la UNIVERSIDAD NACIONAL DEL NOROESTE de la Provincia de BUENOS AIRES.

Que en el marco de la autarquía que le confiere la Ley de Educación Superior la citada Universidad es la responsable de distribuir su presupuesto dentro de sus distintas dependencias.

Que por otra parte el Artículo 13 antes citado otorga a la mencionada Universidad un aporte para financiar los gastos de funcionamiento, inversión y programas especiales de DIEZ MILLONES TRESCIENTOS NOVENTA Y OCHO MIL SETECIENTOS SESENTA Y CUATRO PESOS ($ 10.398.764).

Que por las razones expuestas en los considerandos anteriores se considera conveniente observar el último párrafo del artículo 13 del Proyecto de Ley.

Que el Artículo 43 del citado Proyecto de Ley referido a prórrogas de las pensiones graciables y a los requisitos para su otorgamiento, en su octavo párrafo determina a efectos de garantizar el cumplimiento de las disposiciones de los incisos a), b) y c) del párrafo tercero del mismo artículo, los requisitos formales que, a tal efecto, dispongan las autoridades de las Comisiones de Presupuesto y Hacienda de ambas CAMARAS DEL HONORABLE CONGRESO DE LA NACION.

Que mediante dicho párrafo, se otorga a las Autoridades citadas precedentemente, facultades únicas y exclusivas que corresponden a la Autoridad de Aplicación.

Que sobre la base de lo expresado anteriormente, resulta necesaria la observación del citado párrafo, a fin de evitar la abrogación del procedimiento de verificación de los requisitos establecidos para los beneficiarios, que desarrolla la COMISION NACIONAL DE PENSIONES ASISTENCIALES, organismo desconcentrado del MINISTERIO DE DESARROLLO SOCIAL ámbito en el cual se dicta la correspondiente resolución de otorgamiento.

Que el Artículo 69 del Proyecto de Ley registrado bajo el Nº 26.198 faculta al PODER EJECUTIVO NACIONAL a establecer medidas tributarias especiales, tales como diferimientos, reintegros, deducciones, regímenes especiales de amortización y/o bonificaciones de impuestos en los departamentos provinciales cuya crisis laboral, en general, derive de la privatización o cierre de empresas públicas. Asimismo determina que el PODER EJECUTIVO NACIONAL establecerá las características y condiciones para ser considerados como tales

Que, sin bien es cierto que una de las secuelas dejadas por el proceso de privatización o cierre de empresas públicas se tradujo en la pérdida de un número significativo de puestos de trabajo, no es menos cierto que desde que el proceso de privatizaciones tuviera lugar ha transcurrido un lapso considerable, en particular en lo que hace al fuerte impacto que dicha transformación produjera en su momento en materia de empleo público.

Que dicha circunstancia permite sostener que no resulta conveniente, en las actuales condiciones en que se desenvuelve la actividad económica del país, vincular el referido proceso de privatizaciones a la necesidad de implementar medidas tributarias especiales.

Que en tal sentido resulta pertinente destacar que se han adoptado diversas medidas de carácter promocional que permitirán impulsar y reactivar la actividad empresarial y por ende repercutir positivamente en la generación de empleo, con aplicación en todo el territorio nacional y, consecuentemente, en las áreas afectadas por privatizaciones de empresas públicas.

Que por las razones expuestas resulta conveniente observar dicho artículo.

Que en la parte in fine del Artículo 77 del Proyecto de Ley dispone destinar la suma de CINCUENTA MIL PESOS ($ 50.000) a la Escuela del Sindicato de Artes Gráficas de la Provincia de Santa Fe.

Que los créditos correspondientes a la JURISDICCION 91 - OBLIGACIONES A CARGO DEL TESORO incluidos dentro del total a que se refiere el Artículo 1º del Proyecto de Ley citado cuentan en todos los casos con un destino específico, razón por la cual la asignación a que se refiere el considerando anterior es impracticable, razón por la cual resulta conveniente la observación de la frase: "y la suma de CINCUENTA MIL PESOS ($ 50.000) con destino a la Escuela del Sindicato de Artes Gráficas de la provincia de Santa Fe"

Que el Artículo 78 del Proyecto de Ley registrado bajo el Nº 26.198, faculta al señor Jefe de Gabinete de Ministros a asignar la suma de DOSCIENTOS MIL PESOS ($ 200.000) para el Cuerpo de Bomberos Voluntarios de Godoy Cruz, Provincia de Mendoza, para ser destinada a la compra de un vehículo autobomba para el combate y mitigación de incendios y como así también a destinar la suma de SEISCIENTOS MIL PESOS ($ 600.000) a la JURISDICCION 01 - PODER LEGISLATIVO NACIONAL PROGRAMA 18 - ASISTENCIA BIBLIOGRAFICA para la adquisición de un equipo de transporte, tracción y elevación de material bibliográfico.

Que con relación al aporte para el Cuerpo de Bomberos Voluntarios antes citado cabe informar que la Ley Nº 25.848 dispone el otorgamiento de un subsidio a las asociaciones integrantes del Sistema Bomberil Voluntario constituido por una contribución obligatoria a cargo de las compañías aseguradoras del TRES CON VEINTE CENTESIMOS POR MIL (3,20%) sobre las primas de seguro, excepto las del ramo vida.

Que dentro de la suma a que se refiere el Artículo 1º del Proyecto de Ley se encuentra incluido, en la JURISDICCION 30 - MINISTERIO DEL INTERIOR, un crédito de TREINTA Y UN MILLONES DE PESOS ($ 31.000.000) en concepto de subsidio a las citadas Asociaciones.

Que con respecto a la asignación para la adquisición de equipos destinados a la BIBLIOTECA DEL HONORABLE CONGRESO DE LA NACION cabe dejar constancia que en la información remitida por el citado Organismo en oportunidad de elaborarse el Proyecto de Ley no aportaba elementos de juicio que justificaran la necesidad del equipamiento solicitado.

Que en base a las consideraciones expuestas resulta conveniente observar este artículo.

Que el Artículo 81 del Proyecto de Ley registrado bajo el Nº 26.198 dispone la transferencia de la JURISDICCION 91 - OBLIGACIONES A CARGO DEL TESORO a la JURISDICCION 20 - PROGRAMA 20-01 - SECRETARIA GENERAL DE LA PRESIDENCIA DE LA NACION, de la suma de UN MILLON CUATROCIENTOS DIEZ MIL PESOS ($ 1.410.000) para ser destinada en carácter de aporte no reintegrable a la Fundación Abuelas de Plaza de Mayo y la suma de UN MILLON SEISCIENTOS OCHENTA MIL PESOS ($ 1.680.000) para ser destinada, en el mismo carácter, a la Asociación Madres de Plaza de Mayo.

Que dentro de las sumas aprobadas por el Artículo 1º del citado Proyecto de Ley se encuentran ya previstas en la JURISDICCION 20 - PRESIDENCIA DE LA NACION, las sumas referidas en el considerando anterior y con destino a las Entidades sin fines de lucro allí mencionadas.

Que en base a lo expuesto precedentemente resulta redundante la frase: "de la JURISDICCION 91 - OBLIGACIONES A CARGO DEL TESORO a la JURISDICCION 20 - PROGRAMA 20-01 - SECRETARIA GENERAL DE LA PRESIDENCIA DE LA NACION", razón por la cual se considera conveniente su observación.

Que el artículo 88 del citado Proyecto de Ley faculta al señor Jefe de Gabinete de Ministros a realizar las reestructuraciones presupuestarias necesarias a fin de implementar lo dispuesto en el artículo 92 de la Ley Nº 11.672 - COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005), en relación al HOSPITAL NACIONAL "PROFESOR ALEJANDRO POSADAS", en oportunidad de distribuir los créditos aprobados por la presente Ley.

Que lo dispuesto en la parte in-fine del citado artículo resulta imposible de cumplir atento la necesidad de generar las condiciones administrativas y técnicas que aseguren el funcionamiento pleno del citado Hospital Nacional como Organismo Descentralizado perteneciente a la órbita de la SECRETARIA DE POLITICAS, REGULACION Y RELACIONES SANITARIAS del MINISTERIO DE SALUD.

Que cabe dejar constancia que el HOSPITAL NACIONAL "PROFESOR ALEJANDRO POSADAS" lleva DIEZ (10) años fuera de la órbita de la Administración Nacional, y su incorporación debe ir acompañada de la implementación del soporte informático SLU-SIDIF Local Unificado, resultando pertinente la capacitación de su personal en las áreas a cubrir por éste, así como la redefinición de circuitos de procedimientos administrativos que, sin perder la identidad del servicio, puedan ser asociados a los procesos informáticos a aplicar

Que en base a lo expresado precedentemente se estima que el citado Hospital podrá desempeñarse adecuadamente como Organismo Descentralizado a partir del segundo semestre de 2007, razón por la cual se estima conveniente observar en el artículo 88 del Proyecto de Ley registrado bajo el Nº 26.198 la frase: ", en oportunidad de distribuir los créditos aprobados por la presente ley"

Que el último párrafo del Artículo 91 del Proyecto de Ley registrado bajo el Nº 26.198 autoriza al señor Jefe de Gabinete de Ministros, a asignar a la Jurisdicción 01 PODER LEGISLATIVO NACIONAL la suma de QUINIENTOS MIL PESOS ($ 500.000) para atender los gastos que demande el funcionamiento de la COMISION BICAMERAL DE SEGUIMIENTO DE LA EMERGENCIA PUBLICA Y REFORMA DEL REGIMEN CAMBIARIO, creada por la Ley Nº 25.561

Que el Artículo 20 de la Ley Nº 25.561 creó a todos los efectos de dicha ley la Comisión a que se refiere el considerando anterior integrada por SEIS (6) senadores y SEIS (6) diputados elegidos por cada una de las CAMARAS DEL HONORABLE CONGRESO DE LA NACION.

Que en el Ejercicio fiscal 2006 la Jurisdicción 01 - PODER LEGISLATIVO NACIONAL no asignó créditos a la mencionada Comisión, lo cual presupone que si existió la necesidad de realizar algún gasto el mismo fue atendido dentro de los créditos de la citada Jurisdicción

Que en la elaboración del Proyecto de Ley Nº 26.198 no se recibieron demandas de créditos para el funcionamiento de la citada Comisión razón por la cual se considera conveniente observar este párrafo

Que el Artículo 101 del Proyecto de Ley establece que el señor Jefe de Gabinete de Ministros asignará, dentro del total de los créditos aprobados por el mencionado Proyecto de Ley, los fondos que fueren necesarios para garantizar el cumplimiento y la aplicación de los objetivos normativos de la Ley Nº 23.877

Que la Ley Nº 23.877 de Promoción y Fomento de la Innovación Tecnológica dispone en su Artículo 9º distintos instrumentos para la promoción y fomento de la innovación tecnológica.

Que el inciso b), del citado Artículo 9º, dispone que el PODER EJECUTIVO NACIONAL fijará anualmente un cupo de créditos fiscales. El Proyecto de Ley registrado bajo el Nº 26.198 en su Artículo 33 fija dicho cupo anual en la suma de VEINTICINTO MILLONES DE PESOS ($ 25.000.000), que con respecto al Ejercicio fiscal 2006 representa un incremento de más del DIEZ POR CIENTO (10%)

Que por otra parte el Artículo 97 del Proyecto de Ley citado ha asignado un refuerzo de créditos por la suma de QUINCE MILLONES DE PESOS ($ 15.000.000) con destino al CONSEJO NACIONAL DE INVESTIGACIONES CIENTIFICAS Y TECNICAS, dependiente del MINISTERIO DE EDUCACION, CIENCIA Y TECNOLOGIA, lo cual significa un importante aporte por parte del TESORO NACIONAL para la promoción y fomento de la innovación tecnológica.

Que en base a las consideraciones anteriormente expresadas se considera conveniente la observación del citado artículo.

Que la medida que se propone no altera el espíritu ni la unidad del Proyecto de Ley sancionado por el HONORABLE CONGRESO DE LA NACION

Que la DIRECCION GENERAL DE ASUNTOS JURIDICOS del MINISTERIO DE ECONOMIA Y PRODUCCION ha tomado la intervención que le compete.

Que el PODER EJECUTIVO NACIONAL tiene competencia para el dictado del presente Decreto conforme al Artículo 80 de la CONSTITUCION NACIONAL.

Por ello,

EL PRESIDENTE
DE LA NACION ARGENTINA EN ACUERDO GENERAL DE MINISTROS
DECRETA.

Artículo 1º — Obsérvase el último párrafo del Artículo 13 del Proyecto de Ley registrado bajo el Nº 26.198.

Art. 2º — Obsérvase el octavo párrafo del Artículo 43 del Proyecto de Ley registrado bajo el Nº 26.198.

Art. 3º — Obsérvanse los Artículos 69, 76 y 101 del Proyecto de Ley registrado bajo el Nº 26.198.

Art. 4º — Obsérvase en el Artículo 77 del Proyecto de Ley registrado bajo el Nº 26.198 la frase "y la suma de CINCUENTA MIL PESOS ($ 50.000) con destino a la Escuela del Sindicato de Artes Gráficas de la provincia de Santa Fe."

Art. 5º — Obsérvase en el Artículo 81 del Proyecto de Ley registrado bajo el Nº 26.198 la frase: "de la JURISDICCION 91 - OBLIGACIONES A CARGO DEL TESORO a la JURISDICCION 20 - PROGRAMA 20-01 - SECRETARIA GENERAL DE LA PRESIDENCIA DE LA NACION"

Art. 6º — Obsérvase en el artículo 88 del Proyecto de Ley registrado bajo el Nº 26.198 la frase: ", en oportunidad de distribuir los créditos aprobados por la presente ley"

Art. 7º — Obsérvase el último párrafo del Artículo 91 del Proyecto de Ley registrado bajo el Nº 26.198.

Art. 8º — Con las salvedades establecidas en los artículos precedentes, cúmplase, promúlgase y téngase por Ley de la Nación el Proyecto de Ley registrado bajo el Nº 26.198.

Art. 9º — Dése cuenta al HONORABLE CONGRESO DE LA NACION.

Art. 10. — Comuníquese, publíquese, dése a la Dirección Nacional del Registro Oficial y archívese. — KIRCHNER. — Alberto A. Fernández. — Aníbal D. Fernández. — Felisa Miceli. — Alicia M. Kirchner. — Ginés M. González García. — Nilda C. Garré. — Jorge E. Taiana. — Julio M. De Vido.

NOTA. ESTA LEY SE PUBLICA SIN LAS PLANILLAS ANEXAS. LA DOCUMENTACION NO PUBLICADA PUEDE SER CONSULTADA EN LA SEDE CENTRAL DE ESTA DIRECCION NACIONAL (SUIPACHA 767-CIUDAD AUTONOMA DE BUENOS AIRES) Y EN www.boletinoficial.gov.ar

END